3000 Two Logan Square

Eighteenth and Arch Streets

Philadelphia, PA  19103-2799

215.981.4000

Fax 215.981.4750

John P. Falco

direct dial:  215.981.4659

direct fax:  866.422.2114

falcoj@pepperlaw.com

October 26, 2017

Via EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

Disclosure Review and Accounting Office

100 F Street NE

Washington, D.C. 20549

Attn: Ms. Marianne Dobelbower

Re:	StoneCastle Financial Corp. (the “Company”) 1940 Act File No. 811-22853 1933 Act File No. 333- 204417

Dear Ms. Dobelbower:

This letter responds to the oral comments of the staff of the Commission (the “Staff”) to Post-Effective Amendment No. 1 (“PEA No. 1) to the Company’s registration statement on Form N-2, provided on August 16, 2017.  PEA No. 1 was filed on June 30, 2017, under the Securities Act of 1933, and under the Investment Company Act of 1940.  This letter also responds to the oral comments of the Staff, provided on August 1, 2017, in  connection with the Staff’s accounting review of PEA No. 1.

We appreciate the opportunity to address the Staff’s comments regarding certain disclosure in PEA No. 1.  We have organized this letter by setting forth the comments received in italicized text followed by the Company’s response to the Staff’s comments.

*              *              *

1.              In the seventh bulleted paragraph under “Summary of Principal Risks — Risks Related to Our Operations” on page 4 of the Prospectus, explain the rationale for removing the statement that “[due] to this significant increase in the dividend rate from 5%, there may be a strong incentive for banks to buy back their TARP Preferred.”

Boston	Washington, D.C.	Los Angeles	New York	Pittsburgh

Detroit	Berwyn	Harrisburg	Orange County	Princeton	Silicon Valley	Wilmington

www.pepperlaw.com

Response: The statement was removed because the investment adviser has determined that such statement is no longer relevant given current market conditions and therefore not necessary to be included in the disclosure of the Company’s principal risks at this time.

2.              In the fifth bulleted paragraph under “Summary of Principal Risks — Risks Related to Our Operations” on page 5 of the Prospectus, remove the statement “similar to those of other types of credit investments”.

Response: The Prospectus has been revised to reflect the Staff’s comment.

3.              In the fifth bulleted paragraph under “Summary of Principal Risks — Risks Related to Our Operations” on page 5 of the Prospectus, disclose that transactions in CLO securities that are generally illiquid may impact the determination of net asset value.

Response: The Prospectus has been revised to reflect the Staff’s comment.

4.              Please revise the last bulleted paragraph under “Summary of Principal Risks — Risks Related to Our Operations” on page 6 of the Prospectus, to clarify that there was a single, recently amended, Credit Agreement. Please include the amount that is currently drawn against the credit facility.

Response: The Prospectus has been revised to reflect the Staff’s comment. The amount that is drawn against the credit facility is as of June 30, 2017, which is the date of the Company’s most recent, publically available financial statements.   The amount drawn will be brought current with any prospectus supplement that is filed with the Commission upon a take-down from the shelf registration.

5.              In the Fees and Expenses table on page 17, please reflect the $15 that the Plan Agent is entitled to deduct as a transaction fee (as discussed on page 73) as an expense of the Dividend Reinvestment Plan.  The fee should appear in the table and be discussed in the related footnote 3 to the table.

Response: The Prospectus has been revised to reflect the Staff’s comment.

ACCOUNTING COMMENTS

1.              In the Statement of Additional Information, briefly explain any significant change in the Registrant’s portfolio turnover rates over the last two fiscal years.

Response:  The Statement of Additional Information has been revised to reflect the Staff’s comment.

2.              Please update the registration statement to reflect date of effective prospectus.

Response:  The registration statement has been revised to reflect the Staff’s comment.

*              *              *

Please direct any questions concerning this letter to my attention at 215.981.4659 or, in my absence, to John M. Ford, Esq. at 215.981.4009.

Very truly yours,

/s/ John P. Falco
John P. Falco

cc:	Rachel N. Schatten, Esq. John M. Ford, Esq.